SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2011

PETROBRAS INTERNATIONAL FINANCE COMPANY - PifCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

4th Floor, Harbour Place 103 South Church Street P.O. Box 1034GT
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM OF F-3ASR OF PETRÓLEO BRASILEIRO S.A - PETROBRAS (NO. 333-163665) AND PETROBRAS INTERNATIONAL FINANCE COMPANY (NO. 333-163665-01)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2011

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing and changes in government regulations applicable to us and Petrobras.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the nine-month period ended September 30, 2011, beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2010, and the accompanying notes, which are included in our annual report on Form 20-F filed with the United States Securities and Exchange Commission on May 24, 2011, but which are not presented in this Form 6-K. The unaudited consolidated financial statements for the nine-month period ended September 30, 2011 and September 30, 2010, and the accompanying notes, have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial condition and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

•         Petrobras’ financial condition and results of operations;

•         Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

•         our ability to access financing sources, including the international capital markets and third-party credit facilities; and

•         our ability to transfer our financing costs to Petrobras.

We earn income from:

•         inter-company loans to subsidiaries of Petrobras;

•         investments in marketable securities; and

•         other financial instruments.

Our operating expenses include:

•         financial expense, mainly from interest on our lines of credit and capital markets indebtedness; and

•         general and administrative expenses.

We have in the past engaged in both commercial operation and in financing activities for Petrobras. We have been reducing our commercial operations and currently, we ceased such commercial operations altogether to become a finance subsidiary functioning as a vehicle for Petrobras to raise funds for Petrobras through the issuance of debt secutiries in the international capital markets, among other means.

As part of our transition into a finance subsidiary of Petrobras, on August 12, 2011, we transferred to Petrobras International Braspetro B.V – PIB B.V., also a subsidiary of Petrobras, two of our wholly-owned subsidiaries, Petrobras Europe Limited, or PEL, a United Kingdom company that acts as an agent and advisor in connection with Petrobras’ activities in Europe, the Middle East, the Far East and Africa and Petrobras Singapore Private Limited, or PSPL, a company incorporated in Singapore to trade crude oil and oil products in connection with our trading activities in Asia.

In addition, on September 1, 2011, we terminated the financing program carried out by our subsidiary Petrobras Finance Limited, or PFL, a Cayman Islands company that carries out a financing program supported by future sales of fuel oil. We expect to continue our insurance-related activities through our wholly-owned subsidiary Bear Insurance Company, or BEAR, a Bermuda company that contracts insurance for Petrobras and its subsidiaries. Petrobras will continue to support our debt obligations through unconditional and irrevocable guaranties of payment.

Results of Operations for the Nine-month Period Ended September 30, 2011, Compared to the Nine-month Period Ended September 30, 2010

 Loss

We had a loss of U.S.$320 million in the first nine months of 2011 compared to a loss of U.S.$256 million in the first nine months of 2010.

Financial Income

Our financial income consists of interest we receive from the inter-company loans to subsidiaries of Petrobras, investments in marketable securities and other financial instruments. Our financial income increased 98.3% to U.S.$454 million in the first nine months of 2011 compared to U.S.$229 million in the first nine months of 2010. This increase was primarily due to higher financial income from to loans to related parties due to a substantial increase in the aggregate amount of funds borrowed by subsidiaries of Petrobras. This increase was partially offset by a decrease in marketable securities income.

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness, other fees associated with our issuance of debt and other financial instruments. Our financial expense increased 11.4% to U.S.$896 million in the first nine months of 2011 compared to U.S.$804 million in the first nine months of 2010. This increase was primarily due to higher interest expenses relating to recent issuances of notes, including our issuance of U.S.$6.0 billion in Global Notes in January 2011. The increase in our financial expense was partially offset by a decrease in financial expense from due to the extinguishment of our inter-company loans from Petrobras in 2010.

2

General and Administrative Expenses

Our general and administrative expenses was U.S.$12 million for the first nine months of 2011 as compared to U.S.$10 million in the first nine months of 2010. These expenses consist primarily of cost sharing with Petrobras.

Net Income from discontinuing operations

Our commercial operations and two of our wholly-owned subsidiaries PEL and PSPL sold to PIB B.V. were accounted for as a discontinued operation under accounting principles generally accepted in the United States of America (US GAAP) and therefore, our results of commercial operations and PEL and PSPL, and their cash flows have been removed from the company’s results of continuing operations and cash flows for all periods presented in this report.

Our net income from discontinuing operations was U.S.$134 million for the first nine months of 2011 as compared to U.S.$330 million in the first nine months of 2010.

Liquidity and Capital Resources

Overview

We engages in borrowings in international capital markets unconditionally guaranteed by Petrobras as part of Petrobras’ strategy to expand its operations and facilitate its access to international capital markets. Petrobras’ support of our debt obligations has been and will continue to be made through unconditional and irrevocable guaranties of payment.

As an offshore, non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, we only issue debt following the recommendation of any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At September 30, 2011, we had cash and cash equivalents of U.S.$625 million compared to U.S.$1,197 million at December 31, 2010.

Our operating activities provided net cash of U.S.$3,810 million in the first nine months of 2011 compared to providing net cash of U.S.$8,462 million in the first nine months of 2010, primarily due to an increase in cash received from sales of crude oil and oil products to Petrobras in the first nine months of 2011 as a result of our  reduction of sales of crude oil and oil products to Petrobras.

Our investing activities used net cash of U.S.$9,844 million in the first nine months of 2011 compared to using net cash of U.S.$545 million in the first nine months of 2010, primarily as a result of an increase in the amount of loans to related parties.

Our financing activities provided net cash of U.S.$5,461 million in the first nine months of 2011 compared to using net cash of U.S.$8,284 million in the first nine months of 2010, primarily due to the issuance of U.S.$6.0 billion in Global Notes in January 2011.

Notes Receivable

Notes receivable from related parties increased to U.S.$9,714 million at September 30, 2011, from U.S.$2,636 million at December 31, 2010, primarily as a result of an increase in the amount of loans to related parties due to a substantial increase in the aggregate amount of funds borrowed by subsidiaries of Petrobras.

3

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of short-term lines of credit and the short-term portion of long-term lines of credit and loans from financing institutions. At September 30, 2011, we had borrowed U.S.$2,674 million under lines of credit, including the current portion of long-term lines of credit and loans from financing institutions compared to U.S.$2,303 million borrowed at December 31, 2010. The weighted average annual interest rate on these short-term borrowings was 2.90% at September 30, 2011, compared to 2.73% at December 31, 2010. At September 30, 2011, we had utilized all our available funds from lines of credit.

Our Long-Term Borrowings

At September 30, 2011, we had long-term borrowings outstanding in financing institutions of:

•         U.S.$260 million (U.S.$2,620 million current portion) in long-term lines of credit due between 2012 and 2017 compared to U.S.$880 million at December 31, 2010. At September 30, 2011, we had utilized all our available funds from lines of credit; and

•         U.S.$179 million (U.S.$72 million current portion) under the loan agreement with Malha Gas Investment Co. Ltd. (M-GIC), which acts as a Facility Agent for the Japan Bank for International Cooperation (JBIC). This loan bears interest at Libor plus 0.8% per year, payable semi-annually. The principal amount has been paid semi-annually since December 15, 2009 and will mature on December 15, 2014.

At September 30, 2011, we also had outstanding:

•         U.S.$16,695 million in Global Notes, due between 2013 and 2041 that bear interest at rates from 3.875% to 9.125% per year. Interest on these notes is paid semi-annually and the proceeds were used for general corporate purposes, including the financing of the purchase of oil product imports, the repayment of existing trade-related debt and inter-company loans; and to repay bridge loans incurred at the beginning of 2009; and

•         U.S.$454 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due September 2016. The issue was a private placement in the Japanese market with a partial guarantee from the Japan Bank for International Cooperation (JBIC). The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, we entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar-denominated debt.

We have no outstanding position at September 30, 2011 in irrevocable letters of credit and had U.S.$94 million at December 31, 2010, supporting services. At September 30, 2011, we have no standby committed facilities available.

4

The following table sets forth the sources of our current and long-term debt at September 30, 2011 and  December 31, 2010:

CURRENT AND LONG-TERM DEBT

	September 30, 2011		December 31, 2010
	(in millions of U.S. dollars)
	Current	Long-term	Current	Long-term

Financing institutions	U.S.$2,674	U.S.$439	U.S.$2,063	U.S.$1,095
Senior Notes	-	-	247	-
Sale of right to future receivables (i)	-	-	71	344
Assets related to export prepayment to be offset against sale of right to future receivables	-	-	-	(150)
Global Notes	169	16,695	250	10,712
Japanese Yen Bonds	-	454	2	430
	U.S.$2,843	U.S.$17,588	U.S.$2,633	U.S.$12,431

(i)  On September 1, 2011, PFL prepaid the Senior Trust Certificates and Junior Trust Certificates (Series A and B) due 2013 and 2015, respectively. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of US$ 233 million related to the export prepayment program. On prepayment the Senior Trust Certificates PFL paid premium in the total amount of US$ 19 million.

The following table sets forth the sources of our capital markets debt outstanding at September 30, 2011:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes

Principal Amount (in millions of U.S. dollars)
9.125% Global Notes due 2013	374
7.750% Global Notes due 2014	398
2.150% Japanese Yen Bonds due 2016(1)	454
3.875% Global Notes due 2016	2,500
6.125% Global Notes due 2016	899
8.375% Global Notes due 2018	577
5.875% Global Notes due 2018	1,750
7.875% Global Notes due 2019	2,750
5.750% Global Notes due 2020	2,500
5.375% Global Notes due 2021	2,500
6.875% Global Notes due 2040	1,500
6.750% Global Notes due 2041	1,000
Total	U.S.$17,202

Unless otherwise noted, all debt is issued by us, with support from Petrobras through a guaranty.

(1)	Issued by us on September 27, 2006 in the amount of ¥ 35 billion, with support from Petrobras through a standby purchase agreement.

Off Balance Sheet Arrangements

At September 30, 2011, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5

Petrobras International Finance Company and
Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

September 30, 2011 and 2010 together with
Report of Independent Registered Public
Accounting Firm

Petrobras International Finance Company

and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

September 30, 2011 and 2010

Contents

Report of Independent Registered Public Accounting Firm	3
Consolidated Balance Sheets	4 - 5
Consolidated Statements of Operations	6
Consolidated Statements of Changes in Stockholder’s Deficit	7
Consolidated Statements of Cash Flows	8
Notes to the Consolidated Financial Statements	9 - 23

Report of Independent Registered Public Accounting Firm

To the Executive Board and Stockholder of
Petrobras International Finance Company

We have reviewed the accompanying condensed consolidated balance sheet of Petrobras International Finance Company and subsidiaries as of September 30, 2011, and the related condensed consolidated statements of operations, cash flows and changes in stockholder’s deficit for the nine-month periods ended September 30, 2011 and 2010.  These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

/ s / KPMG Auditores Independentes
       KPMG Auditores Independentes

Rio de Janeiro, Brazil

November 22, 2011

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets

As of September 30, 2011 and December 31, 2010

(In thousand of U.S. dollars)

Assets	September 30, 2011	December 31, 2010
	(Unaudited)

Current assets
Cash and cash equivalents (Note 3)	624,762	1,197,430
Marketable securities - related parties (Note 4)	704,022	2,429,400
Accounts receivable	2,670	446
Notes receivable - related parties (Note 5)	9,713,808	2,636,340
Restricted deposits for guarantees and other	233,785	199,443
	11,279,047	6,463,059
Discontinued operations (Note 10)	1,705,768	7,975,321
	12,984,815	14,438,380

Property and equipment - Discontinued operations (Note 10)	-	837

Investments in non-consolidated company
Discontinued Operations (Note 10)	-	7

Other assets
Marketable securities - related parties (Note 4)	4,426,433	2,728,991
Notes receivable - related parties (Note 5)	3,742,274	430,992
Restricted deposits for guarantees and prepaid expenses	61,828	188,374
	8,230,535	3,348,357
Discontinued operations (Note 10)	-	194,440
	8,230,535	3,542,797
Total assets	21,215,350	17,982,021

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets

As of September 30, 2011 and December 31, 2010

(In thousand of U.S. dollars, except for number of shares and per share amounts)

Liabilities and stockholder’s deficit	September 30, 2011	December 31, 2010
	(Unaudited)

Current liabilities
Accounts payable	43,311	31,473
Short-term financing (Note 6)	1,979,271	1,973,287
Current portion of long-term debt (Note 6)	691,638	386,028
Accrued interests (Note 6)	172,116	274,022
Other current liabilities	7,382	1,757
	2,893,718	2,666,567
Discontinued operations (Note 10)	1,407,412	3,226,492
	4,301,130	5,893,059

Long-term liabilities
Long-term debt (Note 6)	17,588,690	12,431,438

Stockholder’s deficit
Shares authorized and issued
Common stock - 300,050,000 shares at par value US$ 1	300,050	300,050
Additional paid in capital	266,394	266,394
Accumulated deficit	(1,214,230)	(894,272)
Other comprehensive income
Loss on cash flow hedge	(26,684)	(14,648)

	(674,470)	(342,476)

Total liabilities and stockholder’s deficit	21,215,350	17,982,021

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Operations

Periods Ended September 30, 2011 and 2010

(In thousand of U.S. dollars, except loss per share amounts)

(Unaudited)

	Nine-month periods ended September 30,
	2011	2010

Financial income
Related parties (Note 5)	339,612	58,912
Financial investments	94,931	154,383
Other	18,893	15,215
	453,436	228,510

Financial expense
Related parties (Note 5)	-	(107,466)
Financing	(853,810)	(667,763)
Expense on extinguishment of debt (Note 6)	(19,313)	-
Other	(22,973)	(28,470)
	(896,096)	(803,699)

Financial, net	(442,660)	(575,189)

Exchange variation, net	116	(1,195)

General and administrative expenses (Note 5)	(11,766)	(10,166)
Other operating (expenses)/income, net (Note 5)	(15)	11
	(11,781)	(10,155)

Loss from continuing operations	(454,325)	(586,539)

Net income from discontinuing operations (Note 10)	134,367	330,229

Loss for the period	(319,958)	(256,310)

Loss per share for the period - US$	(1.07)	(0.85)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Changes in Stockholder’s Deficit

Periods Ended September 30, 2011 and 2010

(In thousand of U.S. dollars)

(Unaudited)

	Nine-month periods ended September 30,
	2011	2010

Common stock	300,050	300,050

Additional paid in capital	266,394	266,394

Accumulated deficit
Balance at January 1	(894,272)	(632,755)
Loss for the period	(319,958)	(256,310)

Balance at the end of the period	(1,214,230)	(889,065)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	(14,648)	(12,666)
Change in the period	(12,036)	(15,032)

Balance at the end of the period	(26,684)	(27,698)

Total stockholder’s deficit	(674,470)	(350,319)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Cash Flows

Periods Ended September 30, 2011 and 2010

(In thousand of U.S. dollars)

(Unaudited)

	Nine-month periods ended September 30,
	2011	2010
Cash flows from operating activities
Loss for the period from continuing operations	(454,325)	(586,539)
Net income for the period from discontinuing operations	134,367	330,229
Adjustments to reconcile net income/(loss) to net cash used in operations
Depreciation, amortization of prepaid expenses and debt amortization	15,835	21,961
Decrease/(increase) in assets
Accounts receivable	(2,224)	(3,495)
Interest - notes receivable	(225,058)	(51,850)
Other assets	88,625	(39,047)
Increase/(decrease) in liabilities
Accounts payable	11,838	915
Accrued interests	(97,055)	(66,217)
Other liabilities	(16,118)	(11,537)
Cash from operating activities – continuing operations	(544,115)	(405,580)
Cash from operating activities – discontinuing operations	4,354,545	8,867,719
Net cash provided by operating activities	3,810,430	8,462,139

Cash flows from investing activities
Cash rendered in connection with transfer of subsidiaries to PIB BV	(332,672)	-
Marketable securities, net	27,936	(63,878)
Notes receivable - related parties, net	(9,539,300)	(482,304)
Cash from investing activities – continuing operations	(9,844,036)	(546,182)
Cash from investing activities – discontinuing operations	(397)	1,091
Net cash used in investing activities	(9,844,433)	(545,091)

Cash flows from financing activities
Short-term financing, net issuance and repayments	5,984	(6,545)
Proceeds from issuance of long-term debt	6,000,000	-
Principal payments of long-term debt	(544,649)	(421,694)
Short-term loans - related parties, net	-	(7,855,323)
Net cash provided by/(used in) financing activities	5,461,335	(8,283,562)

Decrease in cash and cash equivalents	(572,668)	(366,514)
Cash and cash equivalents at the beginning of the period	1,197,430	953,157

Cash and cash equivalents at the end of the period	624,762	586,643

Non cash operating and investing activities
Sale of subsidiaries PEL and PSPL through inter-company loans – PIB BV	113,671	-
Sale of inventory through inter-company loans – PIB BV	510,610	-

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements

(In thousand of U.S. dollars, except when specifically indicated)

1.   The Company and its Operations

Petrobras International Finance Company - (“PifCo” or the “Company”) was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petróleo Brasileiro S.A. - (“Petrobras”).

PifCo has in the past engaged in both commercial operations and in financing activities for Petrobras. PifCo has been reducing its commercial operations and currently, the Company ceased such commercial operations altogether to become a finance subsidiary functioning as a vehicle for Petrobras to raise funds for Petrobras through the issuance of debt securities in the international capital markets, among other means.

As part of its transition into a finance subsidiary of Petrobras,  on August 12, 2011, PifCo transferred to Petrobras International Braspetro B.V. – PIB B.V., also a subsidiary of Petrobras, two of its wholly-owned subsidiaries, Petrobras Europe Limited, or PEL, a United Kingdom company that acts as an agent and advisor in connection with Petrobras’ activities in Europe, the Middle East, the Far East and Africa and Petrobras Singapore Private Limited, or PSPL, a company incorporated in Singapore to trade crude oil and oil products in connection with trading activities in Asia.

PifCo engages in borrowings in international capital markets unconditionally guaranteed by Petrobras as part of Petrobras’ strategy to expand its operations and facilitate its access to international capital markets. Petrobras’ support of PifCo’s debt obligations has been and will continue to be made through unconditional and irrevocable guaranties of payment.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Bear Insurance Company Limited

Bear Insurance Company Limited (“BEAR”) based in Bermuda, contracts insurance for PifCo, PSPL and Petrobras’ subsidiaries.

Petrobras Finance Limited

Petrobras Finance Limited (“PFL”), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL had purchased fuel oil from Petrobras and had sold this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Certain sales were through subsidiaries of Petrobras. PFL ceased its commercial operations in August, 2011 and prepaid its financing program supported by future sales of fuel oil on September 1st, 2011.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

2.   Basis of Financial Statement Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).  Although certain information normally included in consolidated financial statements prepared in accordance with US GAAP has been condensed or omitted, the disclosures are adequate to make the information presented not misleading. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and the notes thereto.

The consolidated financial statements as of September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010, included in this report are unaudited. However, they reflect all normal recurring adjustments that are necessary for a fair presentation of such consolidated financial statements. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

The preparation of these consolidated financial statements requires the use of estimates and assumptions that determine the amounts of the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

Events subsequent to September 30, 2011, were evaluated until the date of the filing of the Form 6-K with the Securities and Exchange Commission.

(a)  Foreign currency translation

The Company’s functional currency is the U.S. dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense or income.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

2.   Basis of Financial Statement Presentation (Continued)

(b)   Discontinued operations

The commercial operations and the subsidiaries PEL and PSPL sold to PIB B.V. were accounted for as a discontinued operations under accounting principles generally accepted in the United States of America (US GAAP) and therefore, the balances and results of commercial operations and PEL and PSPL, and their cash flows have been removed from the company’s results of continuing operations and cash flows for all periods presented in this report.

3.   Cash and Cash Equivalents

	September 30, 2011	December 31, 2010
	(Unaudited)

Cash and banks

	1,022	14,712
Time deposits and short-term investment	623,740	1,182,718
	624,762	1,197,430

4.      Marketable Securities

				Total
			Interest rate	September 30,	December 31,
	Security (ii)	Maturity	per annum	2011 (i)	2010 (i)
				(Unaudited)

Available for Sale (iii)	Petrobras	2011	7.4% + IGPM(*)	434,264	448,417
Available for Sale (iii)	Clep	2014	8%	924,087	878,649
Held to Maturity	Mexilhão	2013	1.99%	478,667	472,321
Held to Maturity	Charter	2024	3.76%	752,952	849,548
Held to Maturity	NTS	2013-2014	1.26%/1.47%	615,145	608,820
Held to Maturity	NTN	2013-2014	1.26%/1.47%	646,978	639,604
Held to Maturity	Gasene	2022	2.80%	396,656	389,387
Held to Maturity	PDET	2019	2.24%	373,419	367,513
Held to Maturity	TAG	2013	1.18%	508,287	504,132
				5,130,455	5,158,391
Less: Current balances				(704,022)	(2,429,400)
				4,426,433	2,728,991

(*)   IGPM – General Market Price Index, calculated by the Brazilian Institute of Economics (IBRE) of the Getúlio Vargas Foundation (FGV).

(i)    Balances include interest and principal.

(ii)   Securities held by the fund are respective to the special purposes companies, established to support Petrobras infrastructure projects, are not US exchange traded securities.

(iii)  Changes in fair value related to the securities classified as available for sale are diminimus and were included in the Statement of Operations as financial income.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

5.    Related Parties

		Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	Petrobras Netherlands B.V.- PNBV	Braspetro Oil Services Company - Brasoil
	Petróleo Brasileiro S.A. -Petrobras				Other	September 30, 2011	December 31, 2010
Current assets						(Unaudited)

Marketable securities (i)	434,264	-	-	-	269,758	704,022	2,429,400
Accounts receivable		1,840	-	-	-	1,840	231
Notes receivable	-	7,123,301	944,390	1,646,117	-	9,713,808	2,636,340

Other assets
Marketable securities (i)	-	-	-	-	4,426,433	4,426,433	2,728,991
Notes receivable	-	1,875,274	1,867,000	-	-	3,742,274	430,992

Current liabilities
Accounts payable	40,539	175	-	-	-	40,714	31,170

						For the nine-month periods ended
Consolidated Statement of operations						September 30, 2011	September 30, 2010
Financial income	-	225,951	75,169	38,486	6	339,612	58,912
Financial expense	-	-	-	-	-	-	(107,466)
General and administrative expenses	(9,541)	-	-	-	-	(9,541)	(8,080)
Other operating (expenses)/income, net	-	3,185	-	-	-	3,185	1,791

(i)       See Note (4).

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

6.   Financing

	Unaudited
	September 30, 2011		December 31, 2010
	Current	Long-term	Current	Long-term

Financial institutions (i)	2,673,724	439,086	2,063,178	1,094,905
Senior notes	-	-	246,449	-
Sale of right to future receivables (ii)	-	-	71,084	344,440
Assets related to export prepayment to be offset against sale of right to future receivables	-	-	-	(150,000)
Global notes	169,220	16,695,304	250,197	10,711,593
Japanese yen bonds	81	454,300	2,429	430,500

	2,843,025	17,588,690	2,633,337	12,431,438

Financing	1,979,271	17,588,690	1,973,287	12,431,438
Current portion of long-term debt	691,638	-	386,028	-
Accrued interests	172,116	-	274,022	-

	2,843,025	17,588,690	2,633,337	12,431,438

(i)        The Company’s financings in U.S. dollars are derived mainly from commercial banks and include trade lines of credit. The interest rates ranging from 1.25% to 3.38% at September 30, 2011. The weighted average borrowing for short-term debt at September 30, 2011 and December 31, 2010 was 2.90% and 2.73%, respectively.

At September 30, 2011 and December 31, 2010, the Company had fully utilized all available lines of credit.

(ii)      On September 1, 2011, PFL prepaid the Senior Trust Certificates and Junior Trust Certificates (Series A and B) due 2013 and 2015, respectively. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of US$ 232,671 related to the export prepayment program. On prepayment the Senior Trust Certificates PFL paid premium in the total amount of US$ 19,313.

Long-term financing - Additional information

a)   Long-term debt maturity dates:

2012	35,819
2013	477,762
2014	509,495
2015	50,000
2016	3,881,766
Thereafter	12,633,848
17,588,690

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

6.   Financing (Continued)

b)     Issuance of long-term debt:

The long-term funding carried out in the period from January to September 2011 is shown in the following table:

Date	Amount	Maturity	Description

January/2011	6,000,000	2016, 2021 and 2041	Global Notes in the amount of US$ 2,500,000, US$ 2,500,000 and US$ 1,000,000, with coupons of 3.875%, 5.375% and 6.750% p.a., respectively, payable semiannually beginning on July 27, 2011.

7.   Commitments and Contingencies

(a)  Purchase option – Platforms

In relation to P-47, PifCo has maintained the right to exercise a call option on the existing Subchartered Asset Option Agreement granted by PNBV, and has maintained an obligation to purchase the vessel in the event that PNBV exercises its Put Option, upon the occurrence of an event of default or of the expiration of the Charter.

PifCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(b) Loan agreements

The Company's has no outstanding position at September 30, 2011 in irrevocable letters of credit and had US$ 93,572 at December 31, 2010, supporting services.

Additionally, the Company has no standby committed facilities available at September 30, 2011 and had US$ 720,682 at December 31, 2010.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

8.   Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a series of market risks resulting from its operations. These risks mainly involve the fact that eventual variations in exchange rates or in interest rates may negatively affect the value of the company’s financial assets and liabilities or future cash flows and profits.  PifCo follows the risk management of Petrobras, its parent company, the management of which is conducted by its officers, in accordance with Petrobras’ corporate risk management policy.

a)      Foreign currency risk management

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rate.

The fluctuations in the exchange rates may have a negative impact on PifCo’s financial situation and operating results.

The risk management is performed for the net exposure. The exchange risk management strategy may involve the use of derivative instruments to minimize the exchange exposure of certain liabilities of the Company.

Cash Flow Hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yen in order to fix the Company’s costs in this operation in dollars.  In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen to the U.S. dollar was fixed at the beginning of the transaction and has remained fixed since that time. The Company does not intend to settle these contracts before the end of their terms.

The Company has elected to designate its cross currency swap as cash flow hedge. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extent the hedge is effective, is reported in accumulated other comprehensive income until the cash flows of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedge items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flow of the bonds issued in Yen.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

8.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

a)    Foreign currency risk management (Continued)

As of September 30, 2011, the Company had entered into the following cross currency swap:

Cross Currency Swaps

Maturing in 2016%		Notional Amount (in thousand JPY)

Fixed to fixed		35,000,000
Average Pay Rate (USD)	5.69
Average Receive Rate (JPY)	2.15

At September 30, 2011, the cross currency swap presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 6,009.

b)        Embedded Derivatives

Derivatives embedded within other financial instruments or other host contracts are treated as separate derivatives when they have a price based on an underlying that is not clearly and closely related to the asset being sold or purchased. The assessment is made only at the inception of the contracts. Such derivatives are separately from the host contract and recognized at fair value with changes in fair value recognized in earnings.

The procedures for identifying derivative instruments in contracts aim at timely recognition, control and adequate accounting handling to be employed.

The contracts with possible clauses for derivative instruments or securities to be realized are communicated before they are signed, so that there is orientation with respect to the eventual performance of effectivity tests, the establishment of the accounting policy to be adopted and the methodology for calculation of the fair value. See note 10 (d).

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

8.    Derivative Instruments, Hedging and Risk Management Activities (Continued)

c)      Interest rate risk management

The interest rate risk that the Company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt.  If the market interest rates rise, the Company’s financial expenses will increase, which may cause a negative impact on the operating results and financial position.

PifCo considers that the exposure to interest rate fluctuations will not have a material impact, and so, preferably, the Company does not use derivative financial instruments to manage this type of risk.

d)     Tabular presentation of the location and amounts of derivative fair values

The effect of derivative instruments on the statement of financial position for the period ended September 30, 2011 and December 31, 2010.

	September 30, 2011		December 31, 2010
	Asset Derivatives		Asset Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	129,753	Other current assets	115,487

The effect of derivative instruments on the statement of financial position for the period ended September 30, 2011 and 2010.

	Amount of Loss Recognized in OCI on Derivative (Effective Portion)			Amount of Gain Reclassified from Accumulated OCI into Income (Effective Portion)		Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Derivatives in Codification Topic 815 - Cash Flow Hedging Relationship	September 30, 2011	September 30, 2010	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Foreign exchange contracts	6,914	20,459	Financial expense, net	(18,950)	(35,491)	2,636	1,590

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

9.    Financial Instruments

In the normal course of its business activities, the Company acquires various types of financial instruments.

a)        Concentrations of credit risk

PifCo is exposed to the credit risk of clients, related parties and financial institutions, resulting from its commercial and financing operations and its cash management.  These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions and loans.

Credit risk management objectives and strategies

PifCo follows the credit risk management of Petrobras, its parent company. The management of the risk in Petrobras is part of the management of the financial risks, which is performed by the Company’s officers, in accordance with Petrobras’ corporate risk management policy.

The credit risk management policy is part of the global risk management policy of the Petrobras System and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of sales and financial operations, through an efficient process of analysis, concession and management of the credits.

PifCo only grants credit from commercial interest and solely for the acquisition of its products.

b)    Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt, short-term portion of long-term debt and trade payables approximate their carrying values.

At September 30, 2011 and December 31, 2010, the Company’s long-term debt was US$ 17,588,690 and US$ 12,431,438,  respectively, and had estimated fair values of approximately US$ 18,825,030 and US$ 14,076,200, respectively.

The disclosure requirements of Codification Topic 820 were applied to the Company’s derivative instruments and certain marketable securities recognized in accordance with Codification Topic 320.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

9.         Financial Instruments (Continued)

b)    Fair Value (Continued)

The fair value hierarchy for our financial assets accounted for at fair value on a recurring basis at September 30, 2011, was:

	Level 1	Level 2	Level 3	September 30, 2011

Assets

Marketable securities - available for sale	1,358,351	-	-	1,358,351
Foreign exchange derivatives	-	129,753	-	129,753
Assets from continuing operations	1,358,351	129,753	-	1,488,104
Assets from discontinuing operations	-	-	25,459	25,459
Total assets	1,358,351	129,753	25,459	1,513,563

10.    Discontinued Operations

On August 12, 2011, PifCo transferred its subsidiaries Petrobras Europe Limited – PEL and Petrobras Singapore Private Limited – PSPL to Petrobras International Braspetro B.V. - PIB BV, also a subsidiary of Petrobras. These subsidiaries were sold for book value of US$ 6,196 and US$ 107,475, respectively, through intercompany loans. In addition, currently, PifCo ceased its commercial operations. PifCo entered into these series of transactions as part of a corporate restructuring in order PifCo becomes a finance subsidiary functioning as a vehicle for Petrobras to raise capital for Petrobras’ operations outside of Brazil through the issuance of debt securities in the international capital markets, among other means.

The commercial operations and the subsidiaries PEL and PSPL were accounted for as a discontinued operation whereby the results of operations and cash flows were removed from the company’s results from continuing operations for all periods presented. The balance sheets, the statements of operations and the cash flows for all periods presented have been restated to reflect discontinued operations for disposal of these components.

As a result of the discontinued operations, PifCo reported a net income of US$ 134,367 as of September 30, 2011 and reported a net income of US$ 330,229 as of September 30, 2010.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

10.     Discontinued Operations (Continued)

a)    Consolidated Balance sheets

The following table presents the main classes of assets and liabilities associated with discontinued operations:

Assets	September 30, 2011	December 31, 2010

Current assets
Trade accounts receivable
Related parties	1,655,506	5,890,799
Other	23,295	927,448
Inventories	-	1,022,954
Export prepayment - related parties	226	73,747
Other current assets	26,741	60,373
	1,705,768	7,975,321

Property and equipment	-	837
Investments in non-consolidated company	-	7
Other assets – export prepayments	-	194,440

Total assets	1,705,768	8,170,605

Liabilities	September 30, 2011	December 31, 2010

Current liabilities
Trade accounts payable
Related parties	1,402,572	2,138,195
Other	4,544	1,015,477
Other current liabilities	296	72,820
Total liabilities	1,407,412	3,226,492

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

10.  Discontinued Operations (Continued)

b)     Consolidated Statement of operations

The consolidated statement of operations related to discontinued operations are presented as following:

	Nine-month periods ended September 30,
	2011	2010
Sales of crude oil, oil products and services
Related parties	10,581,769	14,022,173
Other	11,673,640	13,187,537
	22,255,409	27,209,710
Cost of sales
Related parties	(10,062,250)	(11,051,803)
Other	(11,750,471)	(15,834,362)
Selling, general and administrative expenses	(235,961)	(367,952)
Other operating expenses, net	(2,769)	(48,045)
	(22,051,451)	(27,302,162)

Operating income/(loss)	203,958	(92,452)

Equity in results of non-consolidated company	(2)	(2)

Financial income
Related parties	26,700	423,201
Derivatives on sales
Related parties	10,211	2,758
Other	44,283	116,265
Financial investments	278	260
Other	1	1
	81,473	542,485
Financial expense
Related parties	(71)	-
Derivatives on sales
Related parties	(6,178)	(3,412)
Other	(143,640)	(115,190)
Other	(1,086)	(868)
	(150,975)	(119,470)

Financial, net	(69,502)	423,015

Exchange variation, net	(87)	(332)

Net income for the period from discontinued operations	134,367	330,229

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

10.  Discontinued Operations (Continued)

c)      Cash flows

The summary of the consolidated statements of cash flows related to discontinued operations are presented as following:

	Nine-month periods ended September 30,
	2011	2010

Cash flows from operating activities	4,354,545	8,867,719
Cash flows from investing activities	(397)	1,091
Net cash provided from discontinuing operations	4,354,148	8,868,810

d)       Embedded derivative

The embedded derivative identified was:

Sale of Ethanol

Sales agreements for hydrous ethanol entered into between PifCo and Toyota Tsusho Corporation. The rights and obligations of the Offtake Agreement will be assigned from PifCo to Petrobras International Braspetro BV - PIB B.V. until the end of 2011.

This transaction consists of sale of hydrous ethanol through a pricing formula defined at the time of signing the contract. The price for each shipment of hydrous ethanol delivered under this contract is determined by reference to the price of commodities: ethanol and naphtha.

The pricing formula is determined by reference to commodity that does not maintain a strict cost or market value relationship with the hydrous ethanol to be delivered under the contract. Accordingly, the portion referring to the embedded derivative was isolated from the original contract and recorded in the financial statements following the same rules applicable to the other derivative financial instruments.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except when specifically indicated)

10.  Discontinued Operations (Continued)

d)  Embedded derivative (Continued)

The table below presents the fair value of the embedded derivative:

	Notional amount in thousands of m3	Maturity	Fair Value September 30, 2011	Fair Value December 31, 2010

Forwards contracts
Long position	715	2016	25,459	32,081

The derivative was valued at fair value through profit and loss and classified at level 3 in the fair value hierarchy.

The gains obtained are presented in the Consolidated Statements of Operations as discontinued operations.

*   *   *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2011

PETROBRAS INTERNATIONAL FINANCE COMPANY-PifCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur . The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.